8/11



03029214

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CI Fund Management Inc.

*CURRENT ADDRESS

PROCESSED

AUG 18 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4994 FISCAL YEAR 5-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 8/12/03

82-4994


SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2003
WASH. D.C. 152 SECTION

Consolidated Financial Statements

CI Fund Management Inc.

May 31, 2003 and 2002


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2003
SECTION

AUDITORS' REPORT

To the Shareholders of
CI Fund Management Inc.

We have audited the consolidated balance sheets of **CI Fund Management Inc.** as at May 31, 2003 and 2002 and the consolidated statements of income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
June 27, 2003.

"Ernst & Young LLP"
Chartered Accountants

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

As at May 31

	2003 $	2002 $
ASSETS		
Current		
Cash	**1,772,656**	3,108,213
Marketable securities	**50,788,797**	42,437,124
Accounts receivable and prepaid expenses *[note 10(c)]*	**41,142,612**	16,959,402
Income taxes recoverable	**6,090,261**	—
Future income taxes *[note 12]*	**9,932,515**	—
Total current assets	**109,726,841**	62,504,739
Capital assets *[note 7]*	**4,689,606**	2,627,477
Deferred sales commissions, net of accumulated amortization of $233,003,259 [2002 - $323,507,788]	**145,876,201**	221,892,159
Fund management contracts *[note 4]*	**432,581,803**	—
Goodwill *[note 4]*	**329,679,621**	—
Other assets *[note 8]*	**3,095,932**	3,717,211
	1,025,650,004	290,741,586
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 11]*	**42,013,437**	32,486,690
Income taxes payable	—	36,520,643
Stock-based compensation *[note 10(b)]*	**31,223,138**	—
Current portion of long-term debt *[notes 2 and 9]*	**24,000,000**	13,750,000
Total current liabilities	**97,236,575**	82,757,333
Deferred lease inducements	**3,212,731**	1,656,425
Long-term debt *[notes 2 and 9]*	**120,000,000**	68,750,000
Future income taxes *[note 12]*	**169,653,419**	77,643,569
Total liabilities	**390,102,725**	230,807,327
Minority interest	**2,822,340**	3,174,090
Shareholders' equity		
Share capital *[note 10(a)]*	**938,657,151**	293,449,762
Deficit	**(305,932,212)**	(236,689,593)
Total shareholders' equity	**632,724,939**	56,760,169
	1,025,650,004	290,741,586

See accompanying notes

On behalf of the Board:

"William T. Holland" — Director

"G. Raymong Chang" — Director

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Years ended May 31

	2003 $	2002 $
REVENUE *[note 2]*		
Management fees	**509,651,425**	382,991,534
Administration fees and other income	**21,159,447**	23,185,505
Redemption fees	**50,251,351**	41,118,274
Performance fees	**111,522**	1,115,281
Gain (loss) on sale of marketable securities	**(4,970,961)**	805,607
	576,202,784	449,216,201
EXPENSES		
Selling, general and administrative *[notes 2 and 10(b)]*	**152,765,682**	80,043,551
Less: expenses recovered from funds *[note 2]*	**92,243,688**	63,535,689
Net selling, general and administrative	**60,521,994**	16,507,862
Investment adviser fees	**50,573,884**	39,790,637
Trailer fees	**147,421,957**	97,772,685
Distribution fees to limited partnerships *[note 5]*	**6,771,744**	10,558,014
Amortization of deferred sales commissions	**169,939,590**	201,554,618
Interest *[note 9]*	**5,494,715**	3,334,278
Other	**11,411,569**	15,716,797
	452,135,453	385,234,891
Minority interest	**4,085,529**	5,198,447
Income before income taxes and amortization of goodwill	**119,981,802**	58,782,863
Provision for income taxes *[note 12]*		
Current	**94,628,158**	43,766,624
Future	**(45,638,097)**	(21,809,622)
	48,990,061	21,957,002
Income before amortization of goodwill	**70,991,741**	36,825,861
Amortization of goodwill *[note 2]*	**—**	98,270,449
Net income (loss) for the year	**70,991,741**	(61,444,588)
Deficit, beginning of year	**(236,689,593)**	(45,699,810)
Cost of shares repurchased in excess of stated value *[note 10(a)]*	**(75,495,446)**	(118,914,427)
Dividends declared	**(64,738,914)**	(10,630,768)
Deficit, end of year	**(305,932,212)**	(236,689,593)
Earnings per share before amortization of goodwill	**0.32**	0.21
Diluted earnings per share before amortization of goodwill *[note 10(d)]*	**0.31**	0.20
Earnings (loss) per share	**0.32**	(0.35)
Diluted earnings (loss) per share *[note 10(d)]*	**0.31**	(0.35)

See accompanying notes

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31

	2003 $	2002 $
OPERATING ACTIVITIES		
Net income (loss) for the year	**70,991,741**	(61,444,588)
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	**4,970,961**	(805,607)
Amortization of capital assets and deferred lease inducements	**2,006,988**	100,126,519
Amortization of deferred sales commissions	**169,939,590**	201,554,618
Stock-based compensation	**39,283,439**	—
Minority interest	**4,085,529**	5,198,447
Future income taxes	**(45,638,097)**	(21,809,622)
Operating cash flow	**245,640,151**	222,819,767
Net change in non-cash working capital balances related to operations	**(67,801,775)**	39,517,370
Cash provided by operating activities	**177,838,376**	262,337,137
INVESTING ACTIVITIES		
Additions to capital assets	**(253,672)**	(666,684)
Purchase of marketable securities	**(57,676,984)**	(65,910,415)
Proceeds on sale of marketable securities	**44,773,930**	30,139,775
Sales commissions	**(78,923,632)**	(97,243,814)
Dispositions of other assets	**823,254**	1,146,423
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs *[note 4]*	**9,743,775**	—
Cash used in investing activities	**(81,513,329)**	(132,534,715)
FINANCING ACTIVITIES		
Long-term debt *[note 9]*	**61,500,000**	21,500,000
Repurchase of share capital *[note 10(a)]*	**(104,176,733)**	(139,289,860)
Issuance of share capital *[note 10(a)]*	**14,192,322**	7,291,563
Distributions to minority interest	**(4,437,279)**	(5,605,705)
Dividends paid to shareholders	**(64,738,914)**	(10,630,768)
Cash used in financing activities	**(97,660,604)**	(126,734,770)
Net increase (decrease) in cash during the year	**(1,335,557)**	3,067,652
Cash, beginning of year	**3,108,213**	40,561
Cash, end of year	**1,772,656**	3,108,213
Operating cash flow per share	**1.09**	1.27
Diluted operating cash flow per share *[note 10(d)]*	**1.08**	1.22
Supplemental cash flow information		
Interest paid	**5,421,172**	3,009,295
Income taxes paid	**139,509,265**	6,249,789

See accompanying notes

CI Fund Management Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of presentation

The consolidated financial statements include the accounts of CI Fund Management Inc. [the "Corporation"], CI Mutual Funds Inc. ["CIMF"] and its wholly-owned subsidiaries, InfoWise Inc., CI GP Limited, CI Fund Services Inc., CI Global Holdings Inc. and CI Global Holdings USA Inc. The accounts of partially-owned subsidiaries, BPI Global Asset Management LLP ["BGAM"], CI Global Advisors LLP and Webb Capital Management LLP, are also included in the consolidated financial statements.

Hereinafter, the Corporation and its subsidiaries are referred to as the Corporation.

The Corporation's investment in Trilogy Advisors, LLC, Altus Hedge Partners International Inc. and Altrinsic Advisors, LLC are accounted for using the equity method. Accordingly, the Corporation's proportionate share of earnings is included in income. During fiscal 2003, the Corporation disposed of its investment in Altus Hedge Partners International Inc.

Revenue recognition

Management fees are based upon the net asset value of the respective funds and are recognized on an accrual basis.

Administration fees are recognized as services are provided under contractual arrangements.

Redemption fees payable by unitholders of deferred sales charge mutual funds, the sales commission of which was financed by the Corporation, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Performance fees are recognized when performance thresholds have been satisfied and management is assured of their realization.

CI Fund Management Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by the Corporation to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. These commissions are deferred and amortized over 36 months from the date recorded.

Fund management contracts and goodwill

Effective June 1, 2002 (note 2), fund management contracts and goodwill are recorded at cost less any write-down for impairment. Fund management contracts are not amortized as they were determined to have an indefinite useful life. The Corporation evaluates the carrying values of fund management contracts and goodwill for potential impairment based on estimated discounted future cash flows. These evaluations are performed on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Marketable securities

Marketable securities consist of investments in mutual fund units and shares of publicly traded companies. These investments are carried at the lower of cost and market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. These assets are amortized over their estimated useful lives as follows:

Computer hardware	30% diminishing balance or straight-line over three to four years
Computer software	Straight-line over two to four years
Office equipment	20% diminishing balance or straight-line over five years
Leasehold improvements	Straight-line over the term of the lease
Property	Straight-line over twenty-five years

Foreign currency translation

Foreign currency denominated items are translated into Canadian dollars as follows:

Integrated foreign subsidiaries are financially or operationally dependent on the Corporation. Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical rates. Revenue and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses of integrated foreign subsidiaries are included in income.

Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. At the balance sheet date, monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at that date, revenue and expenses are translated at exchange rates prevailing during the year and the resulting translation exchange gains and losses are included in income.

Exchange gains and losses on forward contracts are included in income in the same period as the gains or losses on the items hedged.

Deferred lease inducements

Lease inducements are deferred and amortized over the term of the lease.

Stock-based compensation

The Corporation has a stock-based compensation plan, which as described in note 10[b] includes a cash settlement option. Effective June 1, 2002 (note 2), compensation expense is recognized and recorded as a liability based upon the intrinsic value of outstanding stock options as at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of stock options for shares, the liability recorded with respect to the options and consideration paid by the employees are credited to share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

Fair value of financial instruments

The estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets except for marketable securities as at May 31, 2003, which had a market value of approximately $52.2 million.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings and operating cash flow per share

The treasury stock method is used in the calculation of per share amounts. Basic per share amounts are determined by dividing income (loss) or operating cash flow, as applicable, by the weighted average number of shares outstanding during the year. Prior to the amendment of the employee incentive stock option plan to introduce a cash settlement option, diluted per share amounts were determined by adjusting the weighted average number of shares outstanding for the dilutive effect of stock options. Subsequent to the amendment, there is no dilutive effect as the Corporation accounts for its stock options as a liability.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the consolidated financial statements and the reported amounts of certain revenue and expenses during the reporting year. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and other intangible assets

Effective June 1, 2002, the Corporation adopted new accounting recommendations for Goodwill and Other Intangible Assets on a prospective basis. These recommendations require that intangible assets with an indefinite life and goodwill not be amortized and that they be tested for impairment on at least an annual basis. If goodwill had not been amortized in fiscal 2002, net loss for the year ended May 31, 2002 would have been reduced by the amortization expense of $98,270,449.

Stock-based compensation

Effective June 1, 2002, the Corporation adopted new accounting recommendations for Stock-Based Compensation and Other Stock-Based Payments on a prospective basis. In prior years, no compensation expense was recognized when stock or stock options were issued to employees under the Corporation's employee incentive stock option plan.

As described in note 10[b], the Corporation amended the terms of its plan in fiscal 2003 to introduce a cash settlement option. The application of the new accounting recommendations to the Corporation's amended plan had the effect of decreasing net income for the year ended May 31, 2003 by $30,823,294.

Expenses recovered from funds

Effective June 1, 2002, the Corporation has disclosed expenses recovered from funds as a reduction of selling, general and administrative expenses ["SG&A"]. In prior fiscal years, expenses recovered from funds were reported as revenue in the consolidated financial statements. The Corporation has changed its accounting policy in order to enhance presentation of total SG&A, the portion of total SG&A recovered from funds, and SG&A net of expenses recovered from funds. This change in accounting policy, which has been applied retroactively with restatement of comparative financial information, had no effect on net income (loss) or shareholders' equity for the years ended May 31, 2003 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

Balance sheet classification of debt obligations

Effective June 1, 2002, the Corporation adopted new accounting recommendations for the balance sheet classification of debt obligations. In prior years, debt described in note 9 was classified entirely as long-term on the basis that amounts are borrowed under a revolving loan facility, extendible annually. The new recommendations require that the portion of the debt that will be payable within one year of the balance sheet date, in the event that the bank does not extend the term of the facility, be classified as a current liability. This change in accounting policy, which has been applied retroactively with restatement of comparative financial information, had no effect on net income (loss) or shareholders' equity for the years ended May 31, 2003 and 2002.

3. OPERATIONS

The Corporation is incorporated under the laws of Ontario. The primary business of the Corporation is the marketing, management and administration of the CI Funds [the "Funds"].

In addition to management fees derived from the Funds, the Corporation recovers administrative expenses incurred on behalf of the Funds relating to their operation.

The Corporation employs the services of various investment advisers to act as advisers with respect to the investment portfolios of the Funds.

In certain cases, the Corporation has granted the rights to arrange for the distribution of the securities of the Funds sold on a deferred sales charge basis to limited partnerships and securitization vehicles (notes 5 and 6).

In addition to commissions paid to dealers on the sale of securities of the Funds by the Corporation, certain limited partnerships and securitization vehicles, the Corporation pays fees ["trailer fees"] to dealers to provide ongoing services to investors in the Funds. These trailer fees are based on the net asset value of the underlying securities of the Funds and are payable monthly or quarterly.

4. ACQUISITION OF SPECTRUM INVESTMENT MANAGEMENT LIMITED AND CLARICA DIVERSICO LTD.

On July 25, 2002, the Corporation acquired all of the outstanding shares of Spectrum Investment Management Limited ["Spectrum"], the mutual fund management subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ["Diversico"], the mutual fund management subsidiary of Clarica Life Insurance Company. The acquisition was accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	10,132,812
Fund management contracts	432,581,803
Other assets	23,760,544
Future income taxes	(127,715,432)
Other liabilities	(16,414,258)
Goodwill on acquisition	329,679,621
	652,025,090

Details of the consideration given, at fair value, are as follows:

	$
Shares [71,217,055 common shares]	651,636,053
Transaction costs	389,037
	652,025,090

The common shares of the Corporation issued as consideration were valued at $9.15 per share, the weighted average price on July 24, 2002.

The goodwill on acquisition is not deductible for income tax purposes.

Immediately following the acquisition, Spectrum and Diversico were amalgamated into CIMF.

5. LIMITED PARTNERSHIPS

During various periods for certain Funds prior to July 31, 1997, selling commissions on sales of securities of the Funds under the deferred sales charge method were financed by various limited partnerships. In return, the limited partnerships receive any redemption fees paid with respect to the related securities and the Corporation is obligated to pay the limited partnerships an annual fee based on the net asset value of the securities sold so long as such securities remain outstanding and the applicable partnership has not been wound up. As at May 31, 2003, the net asset value of securities of the Funds financed by the limited partnerships was $1,047 million [2002 - $1,612 million].

6. SECURITIZATION VEHICLES

During the period from July 1, 1994 to December 31, 1994, selling commissions on sales of securities of certain of the Funds under the deferred sales charge method were paid by BPI (1994) Fees Partnership, and the periods from October 1, 1995 to December 31, 1995 and from June 1, 1998 to December 31, 1998 were paid by BPI (1995) Fees Partnership [collectively, the "Fees Partnerships"]. The Fees Partnerships assumed responsibility for providing transfer agency functions and investor reporting services for the securities financed pursuant to Distribution and Administration Agreements. In return, the Fees Partnerships received any redemption fees paid with respect to the financed securities and received annual distribution and administration fees totalling a maximum of 1.70% of the net asset value of the outstanding financed securities.

On July 31, 2001, the Corporation repurchased the obligations of the Fees Partnerships for $12,190,807. Of this amount, $290,339 was recorded as a current period expense representing interest charges and closing costs, and $11,900,468 was included in deferred sales commissions and amortized over the period ended May 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

7. CAPITAL ASSETS

Capital assets consist of the following:

	2003		2002	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Computer hardware and software	**17,004,396**	**15,694,047**	15,278,599	14,215,889
Office equipment	**5,150,749**	**4,223,637**	4,597,457	3,503,316
Leasehold improvements	**5,508,632**	**3,297,763**	3,257,827	3,050,208
Property	**345,372**	**104,096**	345,372	82,365
	28,009,149	**23,319,543**	23,479,255	20,851,778
Less accumulated amortization	**23,319,543**		20,851,778	
Net book value	**4,689,606**		2,627,477	

8. OTHER ASSETS

Other assets consist of the following:

	2003 $	2002 $
Investment in limited partnership	**1,453,985**	1,672,922
Investment in BGAM-managed funds	**1,438,415**	1,412,427
Contingency fund deposits	**40,000**	30,000
Other	**163,532**	601,862
	3,095,932	3,717,211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

10. SHARE CAPITAL

[a] Details with respect to share capital are as follows:

	Common shares	
	Number of shares #	Stated value $
Authorized		
Unlimited preference shares		
Unlimited common shares		
Issued		
May 31, 2001	180,684,728	306,533,632
Share repurchase	(11,943,900)	(20,375,433)
Exercise of stock options	2,044,600	7,291,563
May 31, 2002	**170,785,428**	**293,449,762**
Issuance of share capital *[note 4]*	**71,217,055**	**651,636,053**
Share repurchase	**(10,114,000)**	**(28,681,287)**
Exercise of stock options	**3,637,165**	**22,252,623**
May 31, 2003	**235,525,648**	**938,657,151**

For shares issued on the exercise of stock options after the amendment to the employee incentive stock option plan on April 9, 2003 (note 10 (b)), the liabilities at the dates on which the stock options were exercised amounted to $8,060,301 and were included in the stated value of the shares issued.

During fiscal 2003, 10,114,000 common shares [2002 - 11,943,900] were repurchased under a normal course issuer bid at an average cost of $10.30 per share [2002 - $11.66] for a total consideration of $104,176,733 [2002 - $139,289,860]. Deficit was increased by $75,495,446 [2002 - $118,914,427] for the cost of the shares repurchased in excess of their stated value.

During the period from June 1 to June 27, 2003, the Corporation repurchased an additional 929,700 common shares under the normal course issuer bid at an average cost of $11.49 per share for a total consideration of $10,679,830.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and 2002

[b] Employee incentive stock option plan

The Corporation has an employee incentive stock option plan [the "Plan"] for the executives, key employees and directors of the Corporation. The maximum number of common shares that may be issued under the Plan is 41,722,566. As at May 31, 2003, there are 10,071,675 [2002 - 12,720,200] common shares reserved for issuance on exercise of stock options. These options vest over periods of up to five years, may be exercised at prices ranging from $3.13 to $12.01 per common share with a total intrinsic value of $36,727,792 at May 31, 2003 and expire at dates up to 2008.

On April 9, 2003, the Board of Directors approved an amendment to the Plan, which introduced a cash settlement alternative to be included both in existing options and in options to be granted in the future. Consequently, the Corporation will recognize a liability and compensation expense in future periods based upon the intrinsic value of the existing options and the proportion of their vesting periods that have elapsed. Based on a market price of $10.68 per common share on April 9, 2003, the Corporation immediately recognized a compensation expense of $36,017,982. The total stock-based compensation expense for the year ended May 31, 2003 of $42,841,058 has been included in selling, general and administrative expenses.

Details of the Plan activity and status for the years ended May 31are as follows:

	2003		2002	
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Options outstanding, beginning of year	**12,720,200**	**6.72**	13,522,000	5.77
Options granted	**1,928,040**	**10.51**	1,372,300	12.00
Options exercised	**(4,171,565)**	**3.98**	(2,044,600)	3.57
Options cancelled	**(405,000)**	**14.39**	(129,500)	13.67
Options outstanding, end of year	**10,071,675**	**8.27**	12,720,200	6.72
Options exercisable, end of year	**3,811,435**	**6.86**	5,467,175	4.41

Details of the Plan options outstanding and exercisable as at May 31, 2003 are as follows:

Exercise price $	Number of options outstanding #	Weighted average remaining contractual life [years]	Number of options exercisable #
3.13	40,000	1.2	40,000
3.63	53,700	0.9	53,700
3.78	70,000	0.5	70,000
4.00	979,383	1.6	979,383
4.15	20,000	1.6	20,000
4.51	1,355,128	2.3	576,528
4.73	1,106,000	2.4	326,000
4.78	656,124	1.9	353,124
7.78	72,000	2.6	36,000
10.51	1,928,040	4.9	—
11.00	1,197,400	2.8	597,200
11.27	1,261,600	3.8	315,400
12.01	1,332,300	4.0	444,100
3.13 to 12.01	**10,071,675**	**3.2**	**3,811,435**

[c] Employee share purchase loans

The Corporation has an employee share purchase loan program. These loans are renewable yearly and bear interest at prescribed rates. As at May 31, 2003, the carrying amount of employee share purchase loans is $11,831,263 [2002 - $2,210,492] and is included in accounts receivable and prepaid expenses. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at May 31, 2003, the shares held as collateral have a market value of approximately $25,144,498 [2002 - $4,620,000].

[d] Earnings and operating cash flow per share

The weighted average number of shares outstanding for the years ended May 31 are as follows:

	2003 #	**2002** #
Basic	**224,849,566**	176,016,773
Diluted	**228,447,170**	182,098,663

Diluted loss per share for the year ended May 31, 2002 is calculated using the basic weighted average number of shares outstanding for the year. All other diluted per share amounts are calculated using the diluted weighted average number of shares outstanding, which includes the dilutive effect, if any, of stock options. For this purpose, the effect of options for 1,332,300 shares [2002 - 312,465 shares] have been excluded because such options were not "in the money" during the year.

11. RELATED PARTY TRANSACTIONS

The Corporation enters into transactions related to the advisory and distribution of the Funds with Sun Life Assurance Company of Canada, a shareholder of the Corporation, and its subsidiaries ["Sun Life"]. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the year ended May 31, 2003, the Corporation incurred charges for deferred sales commissions of $1,792,211, investment adviser fees of $2,096,711 and trailer fees of $52,929,466 to Sun Life. The balance payable to Sun Life as at May 31, 2003 of $5,327,801 is included in accounts payable and accrued liabilities.

May 31, 2003 and 2002

12. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's future income tax liabilities and assets as at May 31 are as follows:

	2003 $	2002 $
Future income tax liabilities		
Fund management contracts	**121,200,000**	—
Deferred sales commissions	**49,035,759**	80,071,822
Other, net	**3,222,132**	27,532
Total future income tax liabilities	**173,457,891**	80,099,354
Future income tax assets		
Stock-based compensation	**9,932,515**	—
Book amortization in excess of CCA	**2,588,224**	1,687,762
Deferred lease inducements	**1,012,974**	547,223
Ontario corporate minimum tax credits	**203,274**	220,800
Total future income tax assets	**13,736,987**	2,455,785
Net future income tax liabilities	**159,720,904**	77,643,569

The net future income tax liabilities are classified in the consolidated balance sheets as follows:

	2003 $	2002 $
Current future income tax assets	**9,932,515**	—
Non-current future income tax liabilities	**169,653,419**	77,643,569

The following is a reconciliation between the Corporation's statutory and effective income tax rates:

	2003 %	2002 %
Combined Canadian federal and provincial income tax rate	**37.8**	40.2
Increase (decrease) in taxes resulting from:		
Compensation expense on share settled options	**2.8**	—
Non-taxable portion of capital losses (gains)	**0.9**	(0.3)
Impact of rate changes on future income taxes	**(0.1)**	(2.1)
Other, net	**(0.6)**	(0.4)
	40.8	37.4

13. LEASE COMMITMENTS

The Corporation has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2004	10,247,000
2005	7,592,000
2006	5,048,000
2007	4,568,000
2008	4,329,000
2009 and thereafter	12,362,000

14. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.